Helus Pharma to Host Investor Presentation on October 21, 2026
NEW YORK and TORONTO – October 8, 2026 – Helus Pharma Inc. (Nasdaq: HELP) (Cboe CA: HELP) (“Helus” or the “Company”), a clinical-stage pharmaceutical company committed to helping minds heal by developing novel serotonergic agonists (“NSAs”), is pleased to announce that the Company will host an investor presentation on October 21, 2026.
Discussion topics will include HLP003, the Company’s proprietary NSA in Phase 3 development for the adjunctive treatment of major depressive disorder (“MDD”), and HLP004, its proprietary NSA in Phase 2 development for generalized anxiety disorder (“GAD”). The presentation will also include key opinion leaders’ perspectives on the current and evolving depression and anxiety treatment landscape, and a question-and-answer session with members of Helus Pharma’s executive leadership team.
The live webcast will take place on Wednesday, October 21, 2026 at 9:00 a.m. EDT. To access the webcast, please click here or visit the Events & Presentation page of Helus Pharma’s website. The archived webcast will be available on the Company’s website on the Events & Presentations page following the presentation.

About Helus Pharma

Helus Pharma Inc. is a clinical stage pharmaceutical company committed to helping minds heal by developing proprietary NSAs, synthetic molecules designed to activate serotonin pathways that are believed to promote neuroplasticity. The Company’s proprietary NSAs are intended to address the large unmet need for people who suffer from depression, anxiety, and other mental health conditions.

Helus Pharma is working to improve the treatment landscape through the introduction of NSAs that aim to provide durable improvements in mental health. Helus Pharma is currently developing HLP003, a proprietary NSA, in Phase 3 clinical development for the adjunctive treatment of MDD that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and HLP004, also a proprietary NSA in Phase 2 for GAD. Additionally, Helus Pharma has an extensive research portfolio of investigational NSAs.

The Company operates in Canada, the United States, the United Kingdom, and Ireland. For Company updates and to learn more about Helus Pharma, visit www.helus.com or follow the team on X, LinkedIn, YouTube and Instagram. Helus Pharma™ is a trademark of Helus Pharma Corp.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plans to host an investor presentation; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

Any forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company’s operations; and the risk factors set out in each of the Company’s management’s discussion and analysis for the three months ended June 30, 2026 and the Company’s annual information form for the year ended March 31, 2026, which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding NSAs or HLP003, HLP004 and other programs of the Company. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of NSAs, HLP003, HLP004 or other programs of the Company can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helus Pharma cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada nor the Nasdaq Global Market stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.
Investor Contact:
Matthew Beck
astr partners
Managing Partner
(917) 415-1750
Matthew.beck@astrpartners.com

Gabriel Fahel
Chief Legal Officer
Helus Pharma
1-866-292-4601
irteam@helus.com – or – media@helus.com

Media Contact:
Victoria Verdeja
RXMD
Public Relations Director
(212) 537-9495
vverdeja@rxmedyn.com